                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549
                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   Mecum,    Dudley      C.                  CCC Information Services Group Inc. (CCCG)         (Check(s) all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [ ] 10% Owner
                                            Security Number    February 2001                  [ ]Officer    [ ]Other
                                            of Reporting                                         (give title   (specify below)
    30 East Elm Street                      Person                                                below)
---------------------------------------     (Voluntary)
        (Street)
                                                                                                  ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
    Greenwich  CT       06830                               5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)   (State)     (Zip)                                  (Month/Year)
                                                                                   [ ] Form filed by One Reporting Person
                                                                                   [X] Form filed by More than One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                  -------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price (Instr. 3 and 4)
-----------------------------------------------------------------------------------------------------------------------------------
Series F Preferred Stock,
par value $1.00 per                                     100                  $1.00
share (1)               02/23/01      P               Shares          A     per share   100 shares         D                 (2)
-----------------------------------------------------------------------------------------------------------------------------------
Series F Preferred Stock,
par value $1.00 per                                    0.79                  $1.00
share (1)               02/23/01      P               Shares          A     per share  0.79 shares         I                 (3)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.10 per share                                                                        1,337,000 shares    D                 (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.10 per share                                                                       15,781.69 shares     I                 (5)
------------------------------------------------------------------------------------------------------------------------------------

                                   Page 1 of 4

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/            (Instr. 8)      Securities
   (Instr. 3)     Derivative     Day/                               Acquired (A)
                  Security       Year)                              or Disposed
                                                                    of (D)
                                                --------------------------------------
                                                      Code    V    (A)      (D)
--------------------------------------------------------------------------------------
Common Stock      $10.00 per
Purchase          Share of
Warrant (6)       Common Stock  02/23/01               P           1
--------------------------------------------------------------------------------------
Common Stock      $10.00 per
Purchase          Share of
Warrant (6)       Common Stock  02/23/01               P           0.0079
--------------------------------------------------------------------------------------

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
----------------------------------------------------------------------------------------------------------
02/23/01   02/23/06    Common      1,200,000 $3,000,000.00   1                  D                  (7)
                       Stock par
                       value $0.10
                       per share
----------------------------------------------------------------------------------------------------------
02/23/01   02/23/06    Common       9,511.87 $   23,779.68    0.0079            I                  (8)
                       Stock par
                       value $0.10
                       per share
-----------------------------------------------------------------------------------------------------------

Explanation of responses:  See attached explanations.

(1) Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

/s/ Dudley C. Mecum
-------------------------------
Dudley C. Mecum                    March 2, 2001


Capricorn Investors II, L.P.       March 5, 2001

By:  Capricorn Holdings, LLC

By: /s/ Herbert S. Winokur, Jr.
    ---------------------------
Name:   Herbert S. Winokur, Jr.
Title:  Manager


Capricorn Investors III, L.P.      March 5, 2001

By:  Capricorn Holdings III, LLC

By: /s/ Herbert S. Winokur, Jr.
    ---------------------------
Name:   Herbert S. Winokur, Jr.
Title:  Manager

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
(Continuation)   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

                FORM 4 - ADDITIONAL REPORTING PERSON INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person   2.  Statement For Month/Year      4.  Issuer Name and Ticker or Trading Symbol

    Mecum,     Dudley       C.                 February 2001                     CCC Information Services Group Inc. (CCCG)
------------------------------------------------------------------------------------------------------------------------------------
(Last)         (First)   (Middle)

30 East Elm Street
--------------------------------------------------------------------------------
(Street)

Greenwich                  Connecticut                    06830
--------------------------------------------------------------------------------
(City)                      (State)                       (Zip)
--------------------------------------------------------------------------------

Name and Address of Additional Reporting Persons:

                  Capricorn Investors II, L.P.
                  30 East Elm Street
                  Greenwich, Connecticut  06830

                  Capricorn Investors III, L.P.
                  30 East Elm Street
                  Greenwich, Connecticut  06830

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
(Continuation)   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

                FORM 4 - ADDITIONAL REPORTING PERSON INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person   2.  Statement For Month/Year      4.  Issuer Name and Ticker or Trading Symbol

    Mecum,      Dudley      C.                  February 2001                       CCC Information Services Group Inc. (CCCG)
------------------------------------------------------------------------------------------------------------------------------------
(Last)         (First)   (Middle)

30 East Elm Street
--------------------------------------------------------------------------------
(Street)

Greenwich                  Connecticut                    06830
--------------------------------------------------------------------------------
(City)                      (State)                       (Zip)
--------------------------------------------------------------------------------

Explanation of Responses (continued):

1. Acquired by Capricorn Investors III, L.P. pursuant to closing of the Securities Purchase Agreement dated as of February 23, 2001 by and between Capricorn Investors III, L.P., CCC Information Services Group Inc., and CCC Capital Trust (the "Securities Purchase Agreement"). Shares of the Series F Preferred Stock vote together with shares of Common Stock as a single class, with each share of Series F Preferred Stock having 12,000 votes.

2.    Directly owned by Capricorn Investors III, L.P.

3. Beneficially owned by Mr. Mecum, who may be deemed to have a pecuniary interest in these shares through (a) his limited partnership interest in Capricorn Investors III, L.P. and (b) his membership interest in Capricorn Holdings III, LLC, the general partner of Capricorn Investors III, L.P. Capricorn Investors III, L.P. directly held 100 shares as of February 28, 2001.

4.    Directly owned by Capricorn Investors II, L.P.

5. Beneficially owned by Mr. Mecum, who may be deemed to have a pecuniary interest in these shares through (a) his limited partnership interest in Capricorn Investors II, L.P. and (b) his membership interest in Capricorn Holdings, LLC, the general partner of Capricorn Investors II, L.P. Capricorn Investors II, L.P. directly held 1,337,000 shares as of February 28, 2001.

6. Acquired by Capricorn Investors III, L.P. pursuant to the closing of the Securities Purchase Agreement. The Common Stock Purchase Warrant is initially exercisable for 1,200,000 shares of common stock, par value $0.10 per share, at an exercise price of $10.00 per share.

7.    Directly owned by Capricorn Investors III, L.P.

8. Beneficially owned by Mr. Mecum, who may be deemed to have a pecuniary interest in this warrant and the underlying shares through (a) his limited partnership interest in Capricorn Investors III, L.P. and (b) his membership interest in Capricorn Holdings III, LLC, the general partner of Capricorn Investors III, L.P. As of February 28, 2001, this warrant was directly held by Capricorn Investors III, L.P. and was exercisable for 1,200,000 shares.